

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 14, 2008

Mr. Hans Boge
Chief Executive and Financial Officer
Klondike Star Mineral Corp.
Box 20116, 1031 - Ten Mile Road
Whitehorse, Yukon CANADA Y1A 7A2

Re: Klondike Star Mineral Corp.
Form 10-K for Fiscal Year Ended February 28, 2007
Filed May 30, 2007
Forms 10-Q for Fiscal Quarters Ended May 31, 2007,
August 31, 2007 and November 30, 2007
Filed July 16, 2007, November 7, 2007 and January 22, 2008
File No. 0-30965

Dear Mr. Boge:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2007

Management Discussion and Analysis of Financial Condition and Results of Operation

(c) Capital resources

1.   Your disclosure indicates your cash resources remain healthy. However, we note
        your financial statements are qualified as to your ability to continue as a going
        concern. Please refer to Regulation S-K, Item 303(a)-(b) and Financial Reporting
        Codification 607.02 for guidance on disclosures required as to how you plan to
        overcome the going concern uncertainty. In this regard, you must, at least,
        provide disclosure of your viable plans and address your ability to generate
        sufficient cash to support your operations during the next twelve months.

2.   Your management discussion should address your critical accounting policies and
        the impact that any recently issued accounting standards may have on your
        financial statements. You can refer to Financial Reporting Codification 501.14
        for guidance on disclosures regarding your critical accounting policies outside of
        your financial statements, and Staff Accounting Bulletin Topic 11:M for guidance
        on disclosures about the impact recently issued accounting standards will have on
        your financial statements.

Report of Registered Public Accounting Firm

3.   Please request your auditors to revise their report to address the statements of
        operations, stockholders' equity and cash flows for the year ended February 28,
        2005. See Rule 2.02(c), Rule 3.02 (a) and Rule 3.04 of Regulation S-X.

Statement of Stockholders' Equity

4.   We note that in the year ended February 28, 2004, you issued 2 million preferred
        shares and 3.8 million common shares at a value of $1.25 per share related to the
        acquisition of mineral properties. Additionally, we note that the value assigned is
        $29,749,800 in the statement of stockholders' equity. However, 5.8 million
        shares at $1.25 per share totals $7,250,000. Please explain the difference to us.

Form 10-Q for the Period Ended November 30, 2007

Future financial condition

5.   You have disclosed material commitments for capital expenditures as of August
        31, 2007. Revise this disclosure to quantify the dollar amount of the commitment
        and the anticipated source of funds needed to fulfill such commitment. Please

refer to Regulation S-K Item 303(a) and (b) and the related instructions for guidance on disclosures under these circumstances.

Consolidated Statement of Stockholders' Equity

6.   The Edgarized version of this statement is not legible as filed. Please file an amended Form 10-Q as appropriate.

Engineering Comments

General

7.   We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all future filings.

Footnote 1: Definitions of Exploration Stage

8.   The words "development" and "production" have very specific meanings under Industry Guide 7(a) (4), see www.sec.gov/about/forms/industryguides.pdf.   The terms reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development" and "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the use of such terms in your financial statements. We refer you to Instruction 1 to paragraph (a), Industry Guide 7.

Lone Star project

9.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

10. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

Mr. Hans Boge
Klondike Star Mineral Corp.
February 14, 2008
page 5

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www sec gov/about/forms/industryguides pdf

11. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

12. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Ultra Project

13.   We note you describe samples ranges and maximum values as you describe your
        2007 sample analysis. When reporting the results of sampling and chemical
        analyses, please revise your disclosure to address each of the following regarding
        mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a
  measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample
  is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets.
  Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated
  based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

Mr. Hans Boge
Klondike Star Mineral Corp.
February 14, 2008
page 7

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Kim Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3761 with any other questions.

Sincerely,

Chris White
Branch Chief